ATTACHMENTS FOR N-SAR SUB-ITEM 77D
12-31-03 FYE FUNDS






Growth & Income Portfolio

At a Meeting held on October 29, 2003,
the Board of Trustees approved resolutions that would allow the JPMorgan U.S. Equity
Funds to invest up to 10% of their assets in exchange-traded funds managed by an affiliate of Barclays Bank PLC ("iShares") for cash management purposes. In April 2003, the Securities and Exchange Commission granted an order permitting mutual funds to invest in iShares in excess of the limitations set forth in Section 12(d)(1) of the Investment
Company Act of 1940.